May 16, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Registration Statement on Form F-1
Filed April 29, 2025
File No. 333-286805

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 13, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1 filed April 29, 2025

Customers, page 96

1. Please tell us, with a view to disclosure, the basis for highlighting your relationships with Colnago and Tecnifibre. For example, did any other company account for more revenue for the years ended December 31, 2024 and 2023 than Colnago or Tecnifibre? Did either Colnago or Technifbre account for at least 10% of the registrant’s net revenue for the years ended December 31, 2024 and 2023.

Response: In response to the Staff’s comment, the Company respectfully submits that the basis for highlighting its relationship with Colnago and Tecnifibre was due to our established business relationships with both customers, our milestone with Colnago in connection with Tour de France, and the success and reputation of both companies in their respective industries. Save except for Colnago, the Company respectfully submits that there were no other company accounted for at least 10% of the net revenue for the years ended December 31, 2024 and 2023.

Exhibit 23.1, page II-4

2. Revise to update the Form F-1 file number to 333-286805, if true

Response: In response to the Staff’s comment, the Company filed an updated exhibit 23.1 in the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick